SCHEDULE 13D/A

NAME OF ISSUER:  WAXMAN INDUSTRIES, INC.
TITLE OF CLASS OF SECURITIES:  COMMON STOCK
CUSIP NUMBER:    94356710

NAME, ADDRESS AND TELEPHONE NO: MARK WESTER, 24460 AURORA BLVD., BEDFORD HEIGHTS, OH 44146 PH: 216-439-1830

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:  11/30/98

1.  NAME OF REPORTING PERSONS:  IRS: ID NOS. OF ABOVE PERSON:
    THOMAS MITCHELL MANAGEMENT CO. INC. - 13-3589733

2.  CHECK BOX IF A MEMBER OF A GROUP    (B) x

3.  SEC use only

4.  Source of Funds     00

5. Check if Disclosure of Legal Proceedings is Require Pursuant to Items 2(d) or 2 (e) not sure - no proceedings.

6.   Citizenship or Place of Organization - State of Delaware

7.   Sole Voting Power -

8.   Shared Voting Power - Thomas Mitchell Mgt. Co. Inc. - 18,400

9.   Sole Dispositive Power - Thomas Mitchell Mgt. Co. Inc.- 18,400

10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person  18,400

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)  0.19%
14.  Type of Reporting Person
  Thomas Mitchell Management Co. Inc. - IA

CUSIP NO: 94356710
SCHEDULE 13D
ITEM #1-  WAXMAN INDUSTRIES, INC.
ITEM #2-a-   Thomas Mitchell Management Co, Inc.
           b-   POB 31
              Lake Placid, NY  12946
        C-   Investment Advisor
        D-   During the last five years, Thomas Mitchell Management Co., Inc.
             has not been convicted in a criminal proceeding.
        E-   During the last five years, Thomas Mitchell Management Co., Inc.
             was not a party to a civil proceeding of a judicial or
             administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or
             mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
        F-   U.S.A.

ITEM #3-  Cash from Advisory Accounts
ITEM #4-   For Investment Purposes only.
ITEM #5a-  18,400/ 9,909,026 = 0.19%
       b-Thomas Mitchell Management Co., Inc. shared dispositive power and shared voting power
         c- This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.
         d-not applicable
            e-not applicable

ITEM #6- not applicable
ITEM #7-not applicable

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Date: December 02, 1998
  Signature:  Thomas S. Mitchell